[Avanir Pharmaceuticals letterhead]

Gregory P. Hanson CMA
Vice President and CFO

SENT VIA FACSIMILE: 202-942-9533
AND EDGAR SYSTEM

May 6, 2005

Mr. James Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Mail Stop 03-09
Washington, D.C. 20549

RE:	Avanir Pharmaceuticals Form 10-K for the fiscal year ended September 30, 2004 File No. 001-15803

Dear Mr. Rosenberg:

          Thank you for your comment letter of April 8, 2005 on our Annual Report on Form 10-K for the fiscal year ended September 30, 2004. We submit to you the following information in response to your letter. For you convenience, we have restated each comment and set forth our response immediately after each comment.

Form 10-K for the fiscal year ended September 30, 2004
Selected Consolidated Financial Data, Page 21

1.	Please include gross profit in your selected quarterly financial data as required by Item 302 of Regulation S-K.

Response:

Beginning with the Annual Report on Form 10-K for the year ending September 30, 2005, we will include gross profit in our selected quarterly financial data as required by Item 302 of Regulation S-K.

Management’s Discussion and Analysis
Liquidity and Capital Resources, Page 33

2.	Your discussion of your license agreement with IriSys Research and Development, LLC includes references to payments that you will potentially make related to achievement of milestones and royalties. Please assess whether these milestone payments and royalties meet the criteria of a purchase obligation and if these milestone payments and royalties should be shown in the contractual obligations table under Item 303(a)(5) of Regulation S-K. Include explanatory footnotes to this table as necessary to provide the essential data needed to understand the timing and amount of your specified contractual obligations as well as those obligations that have been excluded from the table. If as a result of that assessment, you do not include these payments in the table, please expand your liquidity and capital resources disclosures to discuss the amount and timing of event milestone and royalty commitments that are reasonable likely to be paid. Please refer to Section IV of Financial Reporting Release 72.

Response:

The milestone payments due under this license agreement are contingent upon the occurrence of future events relating to the FDA’s regulatory approval process. To date, we have not triggered these milestone payments and there can be no assurance that we will do so. Accordingly, we did not reflect these milestone payment obligations in the table of contractual commitments as of September 30, 2004.

The royalty payment obligations are also contingent, as they represent a percentage of revenue on commercial sales of the drug, if and when the drug is approved by the FDA for commercialization.

Although these events remain contingent, we will continue to assess the probability of the events in each future period, and will disclose these payment obligations on the table of contractual commitments as soon as it is appropriate to do so.

We also respectfully note that each of the two milestone payment obligations is $75,000, which is an amount that we do not consider material to our liquidity or capital resources. (For example, each payment represents approximately 0.4% of our cash and cash equivalents and investments in securities as of March 31, 2005.) However, in future filings we will expand our liquidity and capital resources disclosure to include such event milestone and royalty commitments that are reasonably likely to be paid.

Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, Page F-14

3.	Please tell us and expand your disclosure to include your revenue recognition policy for product sales, including any related return policy. Please formulate this response to specifically address how your policy complies with SAB 101.

Response:

We will expand our disclosure in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, to include our revenue recognition policy for our current product sales activity, which consists solely of sales of the active pharmaceutical ingredient docosanol. Our revenue recognition policy for these sales is set forth below.

Disclosure Beginning with Form 10-Q for Quarter Ended March 31, 2005:

Product Sales – Active Pharmaceutical Ingredient Docosanol

Revenue from product sales, which consist of sales of our active pharmaceutical ingredient docosanol, is recorded when the following criteria are met: there is written evidence that an arrangement exists; products are shipped and title and risk of loss have passed to the buyer upon delivery; the price to the buyer is fixed and determinable; and collectibility is reasonably assured. We sell the active pharmaceutical ingredient docosanol to various licensees and ship only on written order for the materials. Our total shipments occur fewer than five times a year. Our contracts for sales of active pharmaceutical ingredient docosanol include buyer acceptance provisions that give our buyers the right of replacement if the delivered materials do not meet specified criteria, by giving notice within 30 working days after receipt of such defective material, and we have the option to refund or replace such defective materials. However, we have historically demonstrated that materials shipped from the same pre-inspected lot have consistently met the specified criteria and no buyer has rejected any of our shipments from the same pre-inspected lot. Therefore, we recognize revenue from sales of the active pharmaceutical ingredient dosocanol without providing for such contingency upon shipment.

4.	We note you are deferring the revenue received from the sale of rights to future royalties to Drug Royalty USA because of continuing involvement in earning the royalties. Please provide us your analysis of the required revenue recognition for this transaction and tell us what continuing involvement you have with GlaxoSmithKline in earning future royalty revenues.

Response:

Under SAB 101, revenues are recognized when earned, collection is reasonably assured and no additional performance of services is required. Further, in EITF 88-18, the Emerging Issues Task Force addresses arrangements in which an enterprise receives cash from an investor in exchange for a specified percentage of the future revenue for a specified period of time. The Task Force believes that it would be unlikely that immediate income recognition would ever be appropriate in a sale of future revenue. The Task Force went on to say that it assumed immediate income recognition was not appropriate because the enterprise generally maintains some continuing involvement with the business or product, and therefore, the earnings process is not completed when the cash is received.

We believe that our revenue recognition policies have been consistent with these accounting pronouncements. As an initial matter, we respectfully note that our continuing involvement that gives rise to this accounting treatment is under our agreement with Drug Royalty USA (the “Royalty Agreement”), and not the underlying license agreement with GlaxoSmithKline (“GSK”) (the “License Agreement”). With regard to our continuing involvement in the Royalty Agreement, there are covenants under which we must perform in order to satisfy the continuing terms and conditions of that agreement. These covenants include, among others, the following obligations:

•	Oversee GSK’s performance of its duties and responsibilities under the License Agreement;

•	Ensure that GSK complies with the covenants and other terms of the License Agreement and assist Drug Royalty with the enforcement of the License Agreement;

•	Monitor patent infringement, adverse claims or litigation involving Abreva and communicate those matters to Drug Royalty; and

•	Undertake, within 180 days, to enter into a new license agreement for Abreva in the event that GSK terminates the License Agreement, in whole or in part.

Nonperformance on the part of the Company would result in default under the Royalty Agreement, and could, among other things, trigger a default under a separate security agreement with Drug Royalty, which could result in our loss of rights to share in future Abreva royalties. These covenants were sufficiently material to Drug Royalty when negotiating the agreement, that it would not have entered into the Royalty Agreement without these covenants in place to ensure our continued involvement.

Although we intend to fully perform our obligations under the Royalty Agreement to avoid default under the covenants, we believe that the nature of these terms and covenants results in our continuing involvement under that agreement. Accordingly, we have deferred the recognition of revenue received from the sale of rights to future royalties, and are recognizing such royalties ratably over the expected life of the Royalty Agreement.

In light of your comment, we will expand our disclosure in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 regarding our continuing involvement in the Royalty Agreement that requires us to account for the transaction as deferred revenue. Our expanded disclosure in our Condensed Consolidated Notes to the Financial Statements (Unaudited) is set forth below.

Disclosure Beginning with Form 10-Q for the Quarter Ended March 31, 2005:

Deferred Revenue

In December 2002, we sold to Drug Royalty USA, Inc. (“Drug Royalty USA”) an undivided interest in our rights to receive future Abreva® royalties under the license agreement with GlaxoSmithKline subsidiary, SB Pharmco Puerto Rico (“SB”), for $24.1 million (the “Drug

Royalty USA Agreement” and “SB License Agreement”, respectively). Under the Drug Royalty USA Agreement, Drug Royalty USA has the right to receive royalties from SB on sales of Abreva® until the later of December 2013 or the date of expiration of a certain Abreva® patent in accordance with the SB License Agreement.

The terms of the Drug Royalty USA Agreement contain certain covenants under which we must perform in order to satisfy the continuing terms and conditions of the arrangement. In certain circumstances, nonperformance on our part could result in default of the arrangement, and could trigger a separate security agreement with Drug Royalty USA, which could result in loss of our rights to share in future Abreva® royalties if wholesale sales exceed $62 million in a year. The nature of these terms and covenants results in our continuing involvement, and accordingly, we recorded the net proceeds of the transaction as deferred revenue, to be recognized as revenue ratably over the expected life of the license agreement.

* * *

If you have any further questions or wish to discuss the responses we have provided above, please call the undersigned at 858-622-5201 at your convenience.

Sincerely,

/s/ Gregory P. Hanson

Gregory P. Hanson
Chief Financial Officer

cc:	Helen Adams, Deloitte & Touche LLP